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                              September 16, 2020

       Barry Engle
       Chief Executive Officer
       Qell Acquisition Corp.
       505 Montgomery Street, Suite 1100
       San Francisco, CA 94111

                                                        Re: Qell Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 11,
2020
                                                            File No. 333-248765

       Dear Mr. Engle:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Limited payments to insiders, page 31

   1. We note your response to prior comment 2 that "the bonus payments previously reference
                                                        [sic] on page 31 are
not a bonus plan of the Registrant." We further note your disclosure at page 117 that your
"sponsor may issue LLC units of the sponsor entity to persons
                                                        (including [your]
founding team) who have made extraordinary contributions to
                                                        identifying and closing
[your] initial business combination." Please revise your disclosure at page 31 to clarify
that the potential bonus awards would be in the form of LLC units issued by your sponsor.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Barry Engle
Qell Acquisition Corp.
September 16, 2020
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642
with any other questions.



                                                           Sincerely,
FirstName LastNameBarry Engle
                                                           Division of
Corporation Finance
Comapany NameQell Acquisition Corp.
                                                           Office of Energy &
Transportation
September 16, 2020 Page 2
cc:       Heidi Mayon
FirstName LastName